October 17, 2018

Aamer Sarfraz
Chief Executive Officer
DOTA Holdings Limited
c/o Draper Oakwood Investments, LLC
55 East 3rd Ave.
San Mateo, CA 94401

       Re: DOTA Holdings Limited
           Registration Statement on Form F-4
           Filed September 17, 2018
           File No. 333-227379

Dear Mr. Sarfraz:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed September 17, 2018

Cover Page

1. We note that you are registering Ordinary Shares and Warrants issuable on exercise of the
       Unit Purchase Options, but you are not registering the Unit Purchase Options, and you state your intention to exchange Unit Purchase Options of DOTA for Unit Purchase
       Options of Holdco on your prospectus cover page. Please register the Unit Purchase
       Options or provide us with a legal analysis of why you are not required to do so.
2. We note your disclosure that the approval of the business combination proposal and the incentive plan proposal are conditions to the consummation of your business
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Comapany NameDOTA Holdings Limited
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         combination. Please clearly disclose your next steps under the scenarios in which one of the aforementioned proposals is approved, and the other is not.
3. We note that the "Exchange Consideration" to be received by shareholders of Reebonz is based on an enterprise value of US$252 million, as reduced for the consolidated indebtedness, net cash of and cash equivalents of Reebonz as of the date of the last auditor reviewed fiscal quarter prior to the closing of the business combination. In this regard, revise your disclosure on the cover page of your filing to explain how you will determine the number of shares to be issued to each holder of Reebonz shares in exchange for
         Holdco shares as of a current date. Please also revise to identify the exemption you are relying upon, and the basis upon which you are relying, for the exchange of Reebonz shares.
Interests of DOTA's Directors and Officers in the Business Combination, page 21

4. We note your disclosure that, since its inception, the Sponsor has made loans from time to time to DOTA to fund certain capital requirements, and that the loans are evidenced by non-interest bearing notes that are convertible at the Sponsor's election upon the consummation of an initial business combination into units of DOTA. Please file these notes as exhibits to your registration statement. Please also file the agreement memorializing the Sponsor's additional loan of $575,000 to fund the extension of DOTA's deadline to consummate its initial business combination. For guidance, refer to Item
         601(b)(10) of Regulation S-K, and Item 21(a) of Part II of Form F-4. Selected Unaudited Pro Forma Condensed Financial Statements, page 27

5.       Please revise for accuracy/clarity the values for diluted net profit
(loss) per ordinary share
         for DOTA and for both pro forma scenarios. The current disclosures suggest diluted net profit (loss) per ordinary share is either zero or not applicable. Risk Factors, page 29

6. We note your disclosure that DOTA has a limited ability to assess the management of
         Reebonz's business and, as a result, cannot assure shareholders that Reebonz's management has all the skills, qualifications, or abilities to manage a public company. In this regard, please enhance your disclosure on page 84, discussing the "variety of uncertainties and risks and other potentially negative factors concerning the business combination," to highlight the risks associated with DOTA management's limited ability to assess Reebonz's business.
7. We note your disclosure on page 30 that DOTA must complete an initial business combination by September 19, 2018, or certain consequences will occur, including DOTA ceasing all operations, redeeming public shares, and liquidating. Considering this date has passed, please update your disclosure accordingly.
8. You state on page 31 that the "role of DOTA's key personnel in Holdco...cannot presently
 Aamer Sarfraz
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DOTA Holdings Limited
Comapany NameDOTA Holdings Limited
October 17, 2018
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         be ascertained." Please revise to explain why and what events or actions need to take place before this information is known.
9. In the second risk factor on page 32, you disclose that if the adjournment proposal is not approved and an insufficient number of votes have been obtained to authorize consummation of the business combination, "DOTA's board of directors will not have the
         Reebonz to adjourn the special meeting" (emphasis added). Please clarify. Please also clarify your reference in the second risk factor on page 34 to Holdco having "a decreased
         Reebonz to issue additional securities," and make conforming changes throughout your filing.
10. We note your disclosure on page 38 that the price of Holdco's securities may be volatile based on several factors, including, among others, mergers, market prices, and conditions in the "intelligence gathering and cyber securities industries." Please tell us how this applies to the combined company, a company that operates in the luxury retail industry, or remove references to the "intelligence gathering and cyber securities industries."
11. We note your disclosure on page 61 that Reebonz owns 58.4% of Reebonz Korea Co.,
         Ltd., and that, pursuant to a shareholders agreement, Reebonz is entitled to appoint the majority of the directors of Reebonz Korea Co., Ltd. Please file this shareholders agreement as an exhibit to your registration statement, or tell us why you do not believe that you are required to do so. In this regard, we note that revenues from Reebonz Korea accounted for 19.6% of Reebonz's revenue for 2017. Refer to Item 601(b)(10) of
         Regulation S-K, and Item 21(a) of Part II of Form F-4.
The Business Combination Proposal, page 70

12. In an appropriate place in this section, please revise to include a summary of the merger consideration to be paid in each step of the Business Combination. In doing so, please include a tabular summary that is illustrative of the amounts to be paid from the trust account, assuming a closing as of a recent date and taking into account scenarios such as no redemptions and a maximum amount of redemptions.
Governing Law and Dispute Resolution, page 75

13. We note your disclosure that "[t]he Business Combination Agreement is governed by New
         York law[; a]ny disputes under the Business Combination Agreement, other than claims for injunctive or equitable relief . . . will be subject to arbitration by the American
         Arbitration Association to be held in New York County, New York[;] . . .. claims that are brought before a court will be subject to the exclusive jurisdiction of the . . . courts in New
         York, New York . . . [;] and each party has waived its rights to a jury trial in connection therewith." Please confirm, if true, that these arbitration and waiver provisions are not intended to apply to claims or actions brought pursuant to the federal securities laws.
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DOTA Holdings Limited
Comapany NameDOTA Holdings Limited
October 17, 2018
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Background of the Business Combination, page 78

14. Please expand the disclosure here to include a more detailed description of the negotiations surrounding the material terms of the business combination agreement, including the amount and form of consideration. For example, please explain how you determined to recommend that the initial consideration be based upon an enterprise value of $252 million, and explain how that amount was determined.
15. Please briefly describe the discussions with the eleven companies with which DOTA executed non-disclosure agreements, including the reasons underlying DOTA's decision to move forward with only two of these eleven companies.
16. We note your disclosure that, "after having in-depth discussions with both Reebonz and
         [another] target company, DOTA management determined that Reebonz was a more suitable target based on DOTA's criteria for selecting initial business combination target[s]." Please briefly described DOTA's criteria for selecting a business combination target, and the factors considered in selecting Reebonz instead of the other target company.
17. Elaborate upon the roles of Exit Strategy Partners, JMP Securities and EBC and how they advised you during your negotiations with Reebonz.
18. You disclose that, on April 9, 2018, DOTA and Reebonz management teams had a conference call with Cowen to discuss Reebonz's financials. Please briefly describe your and Reebonz's relationship to Cowen, and the role Cowen played in the discussions of Reebonz's financials.
19. Please briefly describe the "comparable and financial assumptions relating to [the]
         valuation of Reebonz" discussed in the call on July 11, 2018. Please also describe the
         "outstanding points" and the "negotiation[s]" between DOTA and Reebonz related to the
         Business Combination Agreement, including the specific terms that the parties negotiated before the final Business Combination Agreement was approved by the boards of both parties.
DOTA's Board of Directors' Reasons for Approval of the Business Combination, page 82

20. In your disclosure of the Satisfaction of 80% Test, you state that the Board determined that the consideration being paid was in the best interests of DOTA and its stockholders based upon the analysis of (i) a comparison of certain ratios, (ii) a review of projections provided by Reebonz and (ii) a range of qualitative and quantitative factors, yet your disclosure in this section appears to discuss only item (iii). Please revise to include a discussion of the analysis associated with items (i) and (ii).
21. Elaborate upon how your officers and financial advisors assisted your Board of Directors in recommending the transaction to shareholders, as you indicate in your Questions and
         Answers disclosure on page 9, where you state that the officers of DOTA together with
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         your financial advisors enabled the Board to make the necessary analysis and determinations regarding the business combination. If any of your financial advisors provided a report to the Board of Directors, please revise to provide the information that
         Items 4(b) of Form S-4 and 1015(b)(6) of Regulation M-A require.
22. You disclose that DOTA conducted a due diligence review of Reebonz that included historical and projected financial results, and a valuation analysis. Please provide these analyses in your registration statement, so that shareholders can appreciate how the Board of Directors determined to recommend the transaction to shareholders. Please also clarify whether DOTA's management conducted the due diligence and valuation, or relied on advice and/or valuations and projections from Cowen or EBC. In this regard, please provide, if applicable, any valuations or projections provided to DOTA management by
         Cowen and/or EBC.
Holdco's Amended and Restated Memorandum and Articles of Association, page 86

23. We note your disclosure that the Amended and Restated Memorandum and Articles of
         Association of Holdco will provide that the board of directors will be divided into three groups. Here and in your Risk Factor disclosure, please include a discussion of the anti-
         takeover effects of a classified board.
Material United States Federal Income Tax Considerations, page 90

24. Please confirm that you will file the required opinion regarding tax matters. Alternatively, please tell us why you think a tax opinion is not required for this transaction. For guidance, refer to Item 601 of Regulation S-K, and Section III.A.2. of Staff Legal Bulletin
         19.
Unaudited Pro Forma Combined Financial Information
Pro Forma Combined Statement of Profit or Loss Year Ended December 31, 2017, page 100

25. Please disclose your basis for recording a $2.7 income tax benefit on a pro forma basis, considering the historical and pro forma losses that are reported and your disclosures regarding the need for full valuation allowances in the historical financial statements for the combining companies.
Employees, page 113

26. You disclose that your two executive officers are not obligated to devote any specific number of hours to DOTA's matters and intend to devote only a much time as they deem necessary to its affairs. Please briefly describe the manner by which your executive officers with determine how much time to "deem necessary," including any competing responsibilities or obligations each may have to other entities. In this regard, we note that
         DOTA will continue to exist after the business combination, however, it is not clear for what purpose.
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DOTA Holdings Limited
Comapany NameDOTA Holdings Limited
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Market Opportunity, page 123

27. It appears that the survey by Frost & Sullivan that you have cited throughout your filing may be out-of date. For example, the charts on pages 123, 126, and 129 appear include estimates for the years beginning 2015. Please tell us the consideration you have given to providing updated market information for at least the years 2015, 2016, and 2017 or disclose why you have opted to refer to a study with outdated projections.
Business of Reebonz
Overview, page 129

28. Please disclose the measure by which Reebonz determined that it is a "leading" player in the online luxury market.
Buyers, page 141

29. We note your disclosure that, "due to the nature of [y]our products, most of [y]our buyers are women." Please provide the percentage of your buyers that are women, compared to the percentage of buyers that are men.
Index to Financial Statements, page F-1

30. Please update the financial statements for Draper Oakwood Technology Acquisition, Inc.
         and Reebonz Limited pursuant to the age requirements in Item 8 of Form 20-F.
Reebonz Limited Annual Consolidated Financial Statements
Note 31 Fair Value Measurement, page F-79

31. Please relate the equity values used in the 12/31/17 and 6/30/18 fair value estimates for the convertible preference shares to the equity value of Reebonz as determined in connection with the pending business combination transaction.
General

32. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Aamer Sarfraz
DOTA Holdings Limited
October 17, 2018
Page 7

        You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Robyn
Manuel, Staff Accountant, at 202-551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at
202-551-2545, or Mara Ransom, Assistant Director at 202-551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameAamer Sarfraz
                                                           Division of
Corporation Finance
Comapany NameDOTA Holdings Limited
                                                           Office of Consumer
Products
October 17, 2018 Page 7
cc:       Jeffrey W. Rubin
FirstName LastName